UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 9)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Onyx Pharmaceuticals, Inc.

(Name of Subject Company)

Onyx Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

683399109

(CUSIP Number of Class of Securities)

N. Anthony Coles, M.D.

President and Chief Executive Officer

Onyx Pharmaceuticals, Inc.

249 East Grand Avenue

South San Francisco, California 94080

(650) 266-0000

With copies to:

Stuart M. Cable

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”). The Schedule 14D-9 relates to the tender offer by Arena Acquisition Company, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Parent” and together with Purchaser, the “Offerors”), to purchase all of the issued and outstanding shares of Onyx common stock, par value $0.001 per share (the “Shares”) at a purchase price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Offerors with the SEC on September 3, 2013. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Cautionary Statement Regarding Forward-Looking Statements”:

Expiration of the Offer

At 12:00 midnight, New York City time, on October 1, 2013 (one minute after 11:59 p.m., New York City time, on September 30, 2013), the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 57,698,132 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 78.5% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 7,223,328 Shares, representing approximately 9.8% of the currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Amgen and Purchaser intend to complete the acquisition of Onyx through the Merger as promptly as practicable without a meeting of stockholders of Onyx in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described above in this Item 8 under the heading “Notice of Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Amgen, Onyx or any of their respective wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, all Shares will be delisted and will cease to trade on NASDAQ.

On October 1, 2013, Amgen issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Exhibit No.	Exhibit	Incorporated by Reference
		Form	File Date	Exhibit or File No.

(a)(12)	Press Release issued by Amgen dated October 1, 2013 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 10 to the Tender Offer Statement on Schedule TO filed by Amgen Inc. and Arena Acquisition Company on October 1, 2013).	Schedule TO	10/1/2013	(a)(5)(vi)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ONYX PHARMACEUTICALS, INC.

Dated: October 1, 2013	By:	/s/ N. Anthony Coles, M.D.
	Name:	N. Anthony Coles, M.D.
	Title:	Chairman and Chief Executive Officer

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